SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2021:

(X) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.	CPF/CNPJ:
Qualification: Subsidiary (controlled)
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity

Derivatives	Swap referenced in Shares	0
Derivatives	Swap referenced in ADR	0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity

Derivatives	Swap referenced in Shares	0
Derivatives	Swap referenced in ADR	0

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

(*)	Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2021:

( ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(X) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				4,380,900
ADR		Common				0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	03	185,666	17.83	3,310,424.78
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	04	16,998	17.88	303,924.24
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	09	42,475	17.89	759,877.75
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	10	34,244	17.75	607,831.00
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	12	61,079	17.51	1,069,493.29
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	16	17,357	17.51	303,921.07
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	22	64,934	17.32	1,124,656.88
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	23	85,549	17.20	1,471,442.80
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	24	39,103	17.10	668,661.30
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	25	95,254	17.23	1,641,226.42
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	26	52,843	16.69	881,949.67
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	29	814,246	16.34	13,304,779.64
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	30	302,433	16.06	4,857,073.98
Shares	Common	Direct with the Company	Delivery of restricted Shares	09	16,013	17.70	283,430.10
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				6,177,068
ADR		Common				0

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

(*)	Each ADR is equivalent to 1 (one) share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer